[Letterhead of Wachtell, Lipton Rosen & Katz]

April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Mergers & Acquisitions

Washington, D.C. 20549

Attention: Shane Callaghan

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

April 4, 2025

Re:	Jazz Pharmaceuticals Public Limited Company
Chimerix, Inc.
Schedule TO-T Filed March 21, 2025
Filed by Pinetree Acquisition Sub, Inc. and Jazz
Pharmaceuticals Public Limited Company
File No. 005-87690

Ladies and Gentlemen:

On behalf of Pinetree Acquisition Sub, Inc. (“Offeror”) and Jazz Pharmaceuticals Public Limited Company (“Jazz” and, together with Offeror, the “Filing Persons”), we acknowledge receipt of the comment letter, dated April 1, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-captioned Schedule TO-T (the “Schedule TO”). We submit this letter on behalf of the Filing Persons in response to the Comment Letter. To facilitate the Staff’s review, we have reproduced the Staff’s comments in italics below. Our response then follows each of the Staff’s comments.

Concurrently with this letter, the Filing Persons are filing Amendment No. 3 to the Schedule TO-T, which reflects revisions made to the Schedule TO in response to the comments of the Staff. Unless otherwise noted, the page numbers in the responses below refer to pages in the Offer to Purchase, dated March 21, 2025 (the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

April 4, 2025

Schedule TO-T filed March 21, 2025

Staff Comment No. 1

Procedures for Accepting the Offer and Tendering Shares, page 15

1. We note the following statement made on page 16: “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion.” Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction. Please also revise the last sentence of the penultimate paragraph on page 16 accordingly.

Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosures on page 16 of the Offer to Purchase concerning the Procedures for Accepting the Offer and Tendering Shares.

Staff Comment No. 2

Withdrawal Rights, page 17

2. See comment 1 above. We note the following statement made on page 18: “We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding.” Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosures on page 18 of the Offer to Purchase concerning Withdrawal Rights.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

April 4, 2025

Staff Comment No. 3

Source and Amount of Funds, page 27

3. We note the following statement on page 27: “Jazz and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby” (emphasis added). Please revise to state the other source(s) of payment if all or a portion of the aggregate Offer Price and the aggregate Merger Consideration will not be funded from Jazz and Purchaser’s available cash on hand. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosures on page 27 of the Offer to Purchase.

*  *  *  *  *  *

If you have any questions, please do not hesitate to contact me at (212) 403-1343.

Very truly yours,

/s/ Mark Gordon
Mark Gordon

cc:	Neena M. Patil

EVP & Chief Legal Officer

Jazz Pharmaceuticals Public Limited Company